Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Quarter Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Income (loss) from continuing operations	$3,731,988	$190,069	$907,621	$657,101	$(168,174)	$160,298	$(72,941)
Interest expense incurred, net	213,492	108,782	444,069	457,191	586,854	455,236	460,172
Amortization of deferred financing costs	5,394	2,589	10,801	11,088	22,197	21,295	16,616
Earnings before combined fixed charges and preferred distributions	3,950,874	301,440	1,362,491	1,125,380	440,877	636,829	403,847

Preferred Share/Preference Unit distributions	(773)	(891)	(3,357)	(4,145)	(4,145)	(10,355)	(13,865)
Premium on redemption of Preferred Shares/Preference Units	—	(2,789)	(3,486)	—	—	(5,152)	—
Earnings before combined fixed charges	$3,950,101	$297,760	$1,355,648	$1,121,235	$436,732	$621,322	$389,982

Interest expense incurred, net	$213,492	$108,782	$444,069	$457,191	$586,854	$455,236	$460,172
Amortization of deferred financing costs	5,394	2,589	10,801	11,088	22,197	21,295	16,616
Interest capitalized for real estate and unconsolidated entities under development	14,246	15,313	59,885	52,782	47,321	22,509	9,108
Amortization of deferred financing costs for real estate under development	—	—	—	—	152	—	—
Total combined fixed charges	233,132	126,684	514,755	521,061	656,524	499,040	485,896
Preferred Share/Preference Unit distributions	773	891	3,357	4,145	4,145	10,355	13,865
Premium on redemption of Preferred Shares/Preference Units	—	2,789	3,486	—	—	5,152	—
Total combined fixed charges and preferred distributions	$233,905	$130,364	$521,598	$525,206	$660,669	$514,547	$499,761

Ratio of earnings before combined fixed charges to total combined fixed charges (1) (2)	16.94	2.35	2.63	2.15	—	1.25	—
Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1) (2)	16.89	2.31	2.61	2.14	—	1.24	—

(1) For the years ended December 31, 2015 and 2014 and the quarters ended March 31, 2016 and 2015, the ratios have been increased primarily due to gains on the sales of real estate properties that were not included in discontinued operations as a result of the Company's adoption of the new accounting standard effective January 1, 2014. See Note 11 in the Notes to Consolidated Financial Statements for additional discussion.
(2) For the years ended December 31, 2013 and 2011, the coverage deficiencies approximated $219.8 million and $95.9 million, respectively. All 2013 and prior year ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.